BioHarvest Sciences Announces Board Transition and Appointment of Prof. Hezi Levy

Vancouver, British Columbia and Rehovot, Israel – March 5, 2026 – BioHarvest Sciences Inc. (NASDAQ: BHST) (“BioHarvest” or the “Company”), a leader in Botanical Synthesis technology, today announced that Mr. David Tsur will step down from its Board of Directors after more than four years of service. The Company further announced the appointment of Prof. Hezi Levy to its Board of Directors, effective immediately.

Mr. Tsur has served on BioHarvest’s Board since 2021 and has contributed meaningfully to the Company’s strategic development and governance during a period of operational expansion, capital formation, product commercialization, and market positioning.

Zaki Rakib, Chairman of BioHarvest, commented, “On behalf of the Board and management team, I would like to sincerely thank David for his leadership, experience and dedication over the past four years. His wisdom and guidance have supported BioHarvest’s growth and strategic evolution. We are grateful for his contributions and wish him continued success.”

Prof. Hezi Levy joins the Board with decades of leadership experience across Israel’s healthcare system, recognized globally as one of the world’s most advanced. A physician by education, Prof. Levy previously served as Director General of the Israeli Ministry of Health, including during the COVID-19 pandemic, where he played a central role in guiding national healthcare policy during a period of exceptional challenge.

Figure 1. Professor Hezi Levy

Prof. Levy also served as Head of the Medical Corps of the Israel Defense Forces (IDF) with the rank of Brigadier General and was the General Manager of Barzilai Medical Center for many years, overseeing one of Israel’s major hospitals and complex healthcare operations.

Chairman Zaki Rakib added, “We are honored to welcome Prof. Levy to the BioHarvest Board. His deep medical expertise, executive leadership and experience managing large healthcare systems will add significant strength to our governance as we execute our scaling of our direct-to-consumer products business while advancing our high-value biotechnology CDMO platform.”

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. Launching new products is not certain, may take significant time, and is subject to risks and uncertainties beyond company control such as consumer preferences, competition landscape, government approvals required for sale or import, acceptance of benefit claims, and marketing budgets of the company and its competitors. All forward-looking statements are inherently uncertain, and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Contacts:

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com